UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 30, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicly Held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

MINUTES SUMMARIZING THE EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING HELD ON DECEMBER 30, 2013

I.                                        DATE, TIME AND PLACE: Held on December 30, 2013, at 11:00 , at the Company’s headquarters at Alameda Santos, 1.357/6th floor, Sala Eucalyptus, City of São Paulo, State of São Paulo.

II.                                   ATTENDANCE:  Shareholders representing 67% of the voting capital stock, according to the signatures in the Shareholder Attendance Book. Also present Messrs., Maurício Aquino Halewicz – Chairman of the Fiscal Council; Daniel Fumo, representing PricewaterhouseCoopers Auditores Independentes; and Wladimir Firme Zanotti – representing by Baker Tilly Brasil – ES Auditores Independentes.

III.                             CALL NOTICE: The Call Notice was published on December 13th, 14th and 17th , 2013 in the Diário Oficial do Estado de São Paulo, pages 12, 9, and 3, respectively, and on December 13th,16th and 17th, 2013 in the Valor Econômico journal, pages E3, A4, and E2 , respectively. All the documents and information referred to in these Minutes were made available to shareholders pursuant to CVM Ruling nº 481 of December 17, 2009.

IV.                               PRESIDING:                 Eduardo de Almeida Pinto Andretto – President

Paula Guena Reali Fragoso - Secretary

V.                                    AGENDA:

(a)                                 Analyze the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors, specialized firm responsible for the valuation of the net worth of Aracruz Celulose SA for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Aracruz Celulose.S.A.;

(b)                                 Analyze the Appraisal Report prepared by Baker Tilly Brasil – ES Auditores Independentes, specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal S.A. for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Mucuri Agroflorestal S.A.;

(c)                                  Authorize the Company’s management to take all the measures necessary to implement the resolutions approved by the shareholders.

VI.                               PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be voted at the Extraordinary General Meeting was waived, since they were disclosed as provided in CVM Ruling nº 481/2009 and are available to interested parties on the presiding table, and are also filed at the Company’s headquarters; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the CVM and at the Company’s headquarters, pursuant to CVM rules and paragraph 1 of Article 130 of Law 6,404/76 (the “Brazilian Corporation Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.                          RESOLUTIONS:

After examining and discussing the pertinent matters included in the Agenda and the respective documents, being registered abstentions and dissenting votes, the majority of the shareholders present voted to:

(A) Approve the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors, specialized firm responsible for the valuation of the net worth of Aracruz Celulose SA for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Aracruz Celulose.S.A., according to Annex 1 to the minutes;

(B) Approve the Appraisal Report prepared by Baker Tilly Brasil – ES Auditores Independentes, specialized firm responsible for the valuation of the net worth of Mucuri Agroflorestal S.A. for the purpose of its merger into the Company, which was rectified and ratified in order to include the description of the individual properties and their enrollments that were part of the net assets of Mucuri Agroflorestal S.A., according to Annex 2 to these minutes;

(C) Authorize the Company’s management to take all the measures necessary to implement the resolutions approved by the shareholders.

VIII.                     DOCUMENTS: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

IX.                              CLOSING: There being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked, approved and signed by the shareholders in attendance.

X.                                   SIGNATURES: Eduardo de Almeida Pinto Andretto – President; Paula Guena Reali Fragoso – Secretary; Shareholders: VOTORANTIM INDUSTRIAL S.A. (p.p. Eduardo de Almeida Pinto Andretto). BNDES PARTICIPACOES S/A BNDESPAR (p.p. Alfredo de CARVALHO Filho). CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL (p.p. Felipe de Abreu Cáceres), TOBAM ANTI-BENCHMARK EMERGING MARKETS EQUITY FUND, FUNDO DE INVESTIMENTO VOTORANTIM EM ACOES, FUNDO DE INVESTIMENTO VOTORANTIM PERFORMANCE EM ACOES, FI VOTORANTIM SUSTENTABILIDADE EM ACOES, BRITISH COAL STAFF SUPERANNUATION SCHEME, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, ENSIGN PEAK ADVISORS,INC, FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND, GOVERNMENT PENSION FUND, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, MISSOURI EDUCATION PENSION TRUST, NEW YORK STATE COMMON RETIREMENT FUND, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE M TR BK OF JAPAN, LTD. AS TR. OF NISSAY EM EQ FU IN MO F, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ACADIAN EMEMRGING MARKETS EQUITY FUND, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC, ADVANCED SERIES TRUST - AST RCM WORLD TRENDS PORTFOLIO, AGF INVESTMENTS INC, ALASKA PERMANENT FUND, ALSCOTT INVESTMENTS, LLC, ARIZONA PSPRS TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BEST INVESTMENT CORPORATION, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND,BLACKROCK LATIN AMERICA FUND INC, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CAUSEWAY EMERGING MARKETS FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER C, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S, COMMONWEALTH SUPERANNUATION CORPORATION, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY,DB X-TRACKERS MSCI BRAZIL HEDGED EQUITY FUND, DOW RETIREMENT GROUP TRUST, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND. EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTN, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN, FIDELITY

INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F, FIDELITY INVEST TRUST LATIN AMERICA FUND,FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD, FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, FUTURE FUND BOARD OF GUARDIANS, HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO, HEWLETT-PACKARD COMPANY MASTER TRUST, HEWLETT PACKARD CO TAX SAV CAPITAL ACC PLAN ALL BERNST, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTMENT, ING EMERGING MARKETS INDEX PORTFOLIO, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES MSCI BRIC INDEX FUND, JANUS CAPITAL MANAGEMENT LLC, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B, LVIP BLACKROCK EMERGING MARKETS RPM FUND, MANAGED PENSION FUNDS LIMITED, MELLON BANK N.A EB COLLECTIVE INVESTMENT FUND PLAN, MFS MB EMERGING MARKETS EQUITY FUND, MFS INVESTMENT FUNDS - EMERGING MARKETS EQUITY FUND, MFS VARIABLE INSURANCE TRUST II -MFS E M EQUITY PORTFOLIO, MICROSOFT GLOBAL FINANCE, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL PENSIONS RESERVE FUND COMMISSION, NAV CANADA PENSION PLAN, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORTHWESTERN MUTUAL SERIES FUND, INC.- E.M.E.P.,NZAM EM8 EQUITY PASSIVE FUND, OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SSGA EMERGING MARKETS INDEX PLUS NON LENDING COMMON TR FUND, STANLIB FUNDS LIMITED, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE HONEYWELL INTL INC MASTER RETIREMENT TRUST, J.A. AND KATHRYN ALBERTSON FOUNDATION, INC., THE NOMURA TRUST AND BANKING CO., LTD AS THE TRUSTEE OF EMER,THE OHIO STATE UNIVERSITY, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE WASHINGTON UNIVERSITY, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, UPS GROUP TRUST,VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS, VIRGINIA RETIREMENT SYSTEM, WHEELS COMMON INVESTMENT FUND, WILLIAM AND FLORA HEWLETT FOUNDATION, CITY OF NEW YORK GROUP TRUST, CALIFORNIA PUBLIC EMPLOYEES

RETIREMENT SYSTEM, FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARK FUN, FLORIDA RETIREMENT SYSTEM TRUST FUND, ISHARES MSCI EMERGING MARKETS INDEX FUND, NATIONAL PENSION SERVICE, OLD MUTUAL GLOBAL FUNDS PLC, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE ST B AND T C INV F F T E RETIR PLANS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE ANDREW W MELLON FOUNDATION, THE BAR EM MKTS UM FD SF BAR LATIN AMERICA, THE MONETARY AUTHORITY OF SINGAPORE, TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH, VANGUARD EMERGING MARKETS STOCK INDEX FUND,VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS,WGI EMERGING MARKETS FUND, LLC (p.p. Anderson Carlos Koch). Maurício Aquino Halewicz - Chairman of the Fiscal Council; Daniel Fumo, representing PricewaterhouseCoopers Auditores Independentes, and Wladimir Firme Zanotti – representing Baker Tilly Brasil – ES Auditores Independentes.

I certify that this is a true copy of the Minutes of the Shareholders Extraordinary Meeting as transcribed in the minutes book.

Eduardo de Almeida Pinto Andretto President	Paula Guena Reali Fragoso Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO